File No. 70-9801

(Leaseback)

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM U-1

APPLICATION / DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

______________________________

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

Allegheny Energy Supply Company, LLC
10435 Downsville Pike
Hagerstown, MD 21740
____________________________

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson, Esq. Vice President and General Counsel Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740	Terence A. Burke, Esq. Deputy General Counsel Allegheny Energy Service Corporation 10435 Downsville Pike Hagerstown, MD 21740
Anthony Wilson, Esq. Senior Counsel Allegheny Energy Service Corporation 10435 Downsville Pike Hagerstown, MD 21740	Joseph Frumkin, Esq. Partner Sullivan & Cromwell 125 Broad Street New York, NY 10004-2498

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740-1766 (301) 790-3400 January 10, 2002

United States Securities and Exchange Commission
Attn: Jonathan G. Katz, Secretary
450 5th Street, NW
Washington, DC 20549

Re:     Withdrawal of U-1/A3 - File No. 070-09801
           Filed on December 31, 2001
           (Accession Number 0000003673-01-500208)

     We hereby respectfully request withdrawal of the U-1/A3 filing made on behalf of Allegheny Energy, Inc. (CIK 0000003673) and accepted by the Securities and Exchange Commission on December 31, 2001 (Accession Number 0000003673-01-500208).

     Allegheny Energy inadvertently filed the above referenced U-1/A3 under file number 070-09801. This filing was originally intended to be filed under file number 070-09897. In order to correct the inaccurate EDGAR filing, we hereby respectfully request that the following change be made to the EDGAR files:

               Withdraw the U-1/A3 listed above (accession number: 0000003673-01-500208)

     Regarding the originally intended filing, we made a U-1/A3 filing for the correct File No. 070-09897 on December 31, 2001.

     Thank you for your help in this matter. If you have any questions, please call me at (301) 665-2703.

Sincerely,

/S/ THOMAS K. HENDERSON

Thomas K. Henderson